UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Donohoe, Michael J.
   Allergan, Inc.
   2525 Dupont Drive
   Irvine, CA  92612
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Allergan, Inc.
   AGN
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   June, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Corporate Vice President and President, Europe Region
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |6/19/9|M   | |2,182             |A  |$26.41     |                   |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |6/19/9|S   | |2,182             |D  |$31.75     |0                  |D     |                           |
                           |7     |    | |                  |   |           |                   |      |                           |
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Common Stock               |      |    | |                  |   |           |6,088.1 (1)        |I     |By Trust (2)               |
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Common Stock               |      |    | |                  |   |           |100                |I     |By Trust (3)               |
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Common Stock               |      |    | |                  |   |           |1,176.2 (4)        |I     |By ESOP Trust              |
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Common Stock               |      |    | |                  |   |           |1,582.1 (5)        |I     |By 401(k) Trust            |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$27.00  |4/22/|A   |V|24,000     |A  |(6)  |4/22/|Common Stock|24,000 |       |            |D  |            |
(right to buy)        |        |97   |    | |           |   |     |04   |            |       |       |            |   |            |
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Employee Stock Option |$26.41  |6/19/|M   | |2,182      |D  |7/27/|7/22/|Common Stock|2,182  |       |183,377     |D  |            |
(right to buy)        |        |97   |    | |           |   |89   |97   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Includes 198.1 shares acquired under the Charles Schwab and Co., Inc. dividend reinvestment plan as of 5/31/97.
(2) Revocable family trust established by reporting person as co-settlor for benefit of self and others.
(3)  Reporting person is co-trustee and has a pecuniary interest under the rules.
(4) The reporting person acquired 138.2 shares of Allergan, Inc. common stock under the Allergan, Inc. Employee Stock Ownership Plan between
8/14/96 and
4/30/97.
(5) The reporting person acquired 98.1 shares of Allergan, Inc. common stock under the Allergan, Inc. Savings and Investment Plan between 8/14/96
and
4/30/97.
(6) The option becomes exercisable in four equal annual installments beginning 4/22/98.
SIGNATURE OF REPORTING PERSON
/s/ Michael J. Donohoe
DATE
June 20, 1997